Exhibit 3.4

ARTICLES OF MERGER

MERGER OF

VARIAGENICS, INC.

INTO

HYSEQ, INC.

Pursuant to Sections 92A.180 and 92A.200 of Chapter 92A of the Nevada Revised Statutes, the domestic and the foreign corporation herein named do hereby submit the following Articles of Merger:

FIRST:    Hyseq, Inc., a corporation incorporated under the laws of the State of Nevada (“Parent”), owns all of the outstanding shares of capital stock of Variagenics, Inc., a corporation incorporated under the laws of the State of Delaware (“Subsidiary”).

SECOND:    The Agreement and Plan of Merger, dated as of January 31, 2003 (the “Agreement and Plan of Merger”), pursuant to which Subsidiary will be merged with and into Parent with Parent as the surviving corporation (the “Merger”), has been adopted by the Board of Directors of Parent and of Subsidiary.

THIRD:    At and as of the effective time of the Merger, Article First of the Amended and Restated Articles of Incorporation, as amended, of Parent shall be amended so that the name of Parent shall be changed to “Nuvelo, Inc.”

FOURTH:    Pursuant to Section 92A.180 of Chapter 92A of the Nevada Revised Statutes, approval of the stockholders of neither Parent nor Subsidiary was required.

FIFTH:    Parent, as the sole stockholder of Subsidiary, has waived the requirement of mailing a copy of the Agreement and Plan of Merger.

SIXTH:    The executed Agreement and Plan of Merger is on file at the principal place of business of Parent. The address of said principal place of business is 670 Almanor Avenue, Sunnyvale, California 94085.

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